Filed by The Procter & Gamble Company
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                     Registration No. 333-123309

P&G and GILLETTE
A better promise for the world's consumers.


EDITOR'S NOTE: We are launching this temporary site to house information related to the P&G/Gillette acquisition. You'll find a link for it on the P&G Inside page of my.PG.com in the left-hand index under NEWS.



P&G/Gillette Transition Planning Update #2
Integration Team Leaders:
Clayt Daley, Chief Financial Officer -- P&G
Jim Kilts, CEO -- Gillette
24 May 2005


The P&G/Gillette Transition Steering Committee met on May 23. Here's a summary of some of the topics discussed and reports from the integration teams:

BUSINESS RESULTS

P&G and Gillette business momentum remains strong. P&G reported a 15% increase in earnings per share for the January-March quarter while Gillette reported a 22% earnings per share increase for the same period. These are outstanding results particularly in a difficult cost and commodity environment. They also reflect your commitment to and focus on growing our respective businesses, so that we will remain best in class in delivering great results and meeting consumer and customer needs.

INTEGRATION PLANNING TEAMS

All integration planning teams (link to transition team chart) are up and running. We're seeing great collaboration among P&G and Gillette team members and, as a result, the planning work is on schedule. People are investing important time and effort to ensure we can move into implementation as soon as the deal closes. Here are a few observations:

GLOBAL OPERATIONS TEAM

    o "As part of our Global Operations integration planning work, I've been spending time with the Gillette organization around the world. I'm extremely impressed by the caliber of people I've had the opportunity to meet and the work they have under way. Collaboration between the regional and country Gillette and P&G organizations on the integration planning has been exemplary. Gillette's drug channel coverage and retail execution is a key competitive advantage we want to learn more about and reapply to P&G brands post-closing." -- Bob McDonald, P&G Vice Chairman Global Operations

    o "Design work for the future organization is well under way. Regional integration teams from both Gillette and P&G are collaboratively planning how we'll go to market after we combine into one Company. I'm convinced the new organization, with our combined talent, will lead to stronger and more sustainable future growth." -- Ed Shirley, Gillette, President, Commercial Operations-International


GLOBAL BUSINESS SERVICES (GBS)/IT TEAM

    o "The integration plans are progressing well, with strong collaboration between the P&G and Gillette team members. As announced previously, the combined company will operate under P&G's shared services model and the preliminary plans for making this move are in development. The team is also looking at several Gillette systems such as customer profitability and R&D support systems for possible reapplication in the combined company." -- Filippo Passerini, P&G Chief Information and Global Services Officer


SUPPLY CHAIN/MANUFACTURING TEAM

    o "P&G and Gillette look at the supply chain in much the same way. Our Supply Chain/Manufacturing team is making good progress in identifying cost synergy opportunities through our combined scale." -- Mike Cowhig, Gillette President Global Technical and Manufacturing

    o "Since the acquisition announcement, I've had the opportunity to visit two Gillette facilities-- Braun in Kronberg, Germany, and Gillette's South Boston manufacturing facility. I've already seen potential for us to learn from Gillette to help drive our manufacturing capabilities further." -- Keith Harrison, P&G Global Product Supply Officer

In the coming weeks and months, these teams will be fine tuning their cost and revenue synergy plans, developing more specific action steps and timetables.

Separately, we are initiating some new work to look at P&G's global competitiveness and excellence in every single business and industry we compete in. Our objective is of course to be or become best in class--in commercializing innovation in business and organization productivity. This is particularly timely because P&G moved to the Organization 2005 design five years ago which has contributed significantly to P&G's improved business and financial performance and has enabled the integration of several acquisitions, with Gillette on the horizon.

A.G. Lafley has asked Kerry Clark, P&G Vice Chairman-Global Health, Baby and Family Care, to lead this future planning team. The goal is to ensure P&G embraces change and is as agile and competitive as we need to be to sustain future growth. This team will benchmark best in class organization performance inside and outside P&G--including Gillette. While we do not plan to move away from P&G's basic GBU/MDO/GBS/Corporate Function framework, we do plan to evolve the organization structure to improve performance and productivity further. Kerry's team is just getting under way and will work along side the Gillette Integration Team. We will provide information about its work in future updates.

Last week you heard from Dick Antoine/Ned Guillet about "Fielding the Best Team" (link to posting). Our HR work continues as a top priority and today we are pleased to announce a number of the Gillette senior executives who will join P&G in key leadership roles after the closing of the merger and subject to post-closing approval by the P&G Board.

    o MIKE COWHIG, will be appointed to the position of Global Technical and Manufacturing President for Blades & Razors, Batteries, Braun and mechanical plaque removal technologies for both Gillette and P&G. In this new role, Mike will be based in Boston and will report to Jim Kilts.

    o JOE DOOLEY, will continue as President, Commercial Operations-North America through the post-closing transition and integration phase of the merger, reporting to P&G Vice Chairman Bob McDonald. He will be Boston-based. Upon completion of the integration activities, Joe will assume a leadership position in the combined company that will be announced at a future date.

    o PETER HOFFMAN, will continue to lead the global blade and razor business as President, Global Grooming. He will continue to report to Jim Kilts in the Gillette GBU and will remain Boston-based.

    o MARK LECKIE, will continue to lead the Duracell and Braun businesses as President, Global Duracell and Braun. Duracell will continue to be headquartered in Bethel, CT and Braun in Kronberg, Germany. Mark will continue to report to Jim Kilts.

    o  ED SHIRLEY, will continue as President, Commercial
       Operations-International through the post-closing transition and integration phase of the merger, reporting to P&G Vice Chairman Bob McDonald. He will be based in Boston. Upon completion of integration activities, Ed will assume a leadership position in the combined company that will be announced at a future date.

In addition to these appointments, several other Gillette Operating Committee members will also play significant leadership roles in the post-merger P&G organization. Those assignments are being finalized, and we will communicate them in the next several weeks.

These Gillette leaders and their P&G counterparts will continue to implement the "Fielding the Best Team" principles and practices as they plan assignments for the next levels of the organization.

The steering committee meets again in mid-July and you will receive another update shortly thereafter. We'll keep you posted on other important developments as they occur. In the meantime, please stay focused on growing your business so we maintain strong business momentum and sustain strong growth.



ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on March 14, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a preliminary joint proxy statement/prospectus, and Amendment No. 1 and Amendment No. 2 to the preliminary joint proxy statement/prospectus on April 22, 2005 and May 10, 2005, respectively. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


PARTICIPANTS IN THE SOLICITATION
--------------------------------

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.


FORWARD-LOOKING STATEMENTS
--------------------------

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining' the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.